November 12, 2007
VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Eric Atallah, Staff Accountant Kevin Vaughn, Branch Chief

	Re:	Power Efficiency Corporation Form 10-KSB for the year ended December 31, 2006 Form 10-QSB as of June 30, 2007 File No. 0-31805
Ladies and Gentlemen:
     On behalf of Power Efficiency Corporation (the “Company”), we are filing this letter in response to the Staff’s comments to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 (the “10-KSB”) and the Form 10-QSB as of June 30, 2007 (the “10-QSB”). The Staff’s comments are set forth in a letter from Kevin Vaughn, Branch Chief, addressed to John Lackland, Chief Financial Officer of the Company, dated November 6, 2007.
     In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.
Form l0-KSB for the year ended December 31, 2006
Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operation, page 19
1.	We note your non-GAAP measure “Net Loss excluding non-cash compensation and non-cash interest.” Given that this measure excludes recurring items, tell us the usefulness of the measure and discuss how your presentation of the non-GAAP financial measure complies with Item 10(h) of Regulation S-B. In this regard, in light of the fact that you are excluding “non-cash” items, clarify whether the non-GAAP measure is a performance measure or a liquidity measure.

For the 10-KSB, we felt it would be more informative for our readers to have comparable financial results for 2006 and 2005, as we accounted for stock based compensation differently in 2005. We therefore developed a pro forma table, which stated our SFAS 123R expense and non-cash interest expense separately for 2006, and showed 2005 on a pro forma basis as if we had recorded SFAS 123R expense. In our 2007 10-QSB quarterly filings, we continued use of these tables, as we felt it might be informative to our investors.

In consideration of the Staff’s comment, and as the main impetus for using this pro forma table is no longer applicable, we plan to strike this entire pro forma table from all future filings.

2.	If you elect to continue to present the non-GAAP measure in your Exchange Act filings, please revise future filings, including any amendment to this filing, to include all of the disclosures required by Item 10(h) of Regulation SB. Please also refer to Question 8 of the. Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.govldivisions/corpfin/faqs/nongaapfaq.htm). Please provide us with a sample of your proposed disclosure.

As indicated above, we intend to strike this entire pro forma table from all future filings.
Financial Statements, page 25
Note 2 — Summary of Significant Accounting Policies, page 31
3.	Please revise future filings to discuss in greater detail the “circumstances” that would lead you to review your inventory for possible impairment.

We acknowledge the Staff’s comment and agree that future filings will be revised to discuss in greater detail the circumstances that would lead us to review our inventories for possible impairment.

4.	Please also revise future filings to disclose your accounting policy for long-term inventory. In this regard, tell us why you classify the inventory as long-term and why you believe this presentation is appropriate. Cite any accounting literature on which you base your presentation.

In reviewing inventory for the financial statements included in the 10-KSB, we identified raw materials for 2 product lines that we did not anticipate would be sold during the following year (i.e. the current operating cycle). The raw materials were perfectly useable, not obsolete and had full realizable value. We applied the standard as stated in paragraph 27 of the Third Statement of recommended accounting standards issued by the Federal Accounting Standards Advisory Board, which states:
“Inventory stocks may be maintained because they are not readily available in the market or because there is more than a remote chance that they will eventually be needed (although not necessarily in the normal course of operations). These stocks shall be classified as Inventory held in reserve for future sale. The value of inventory held in reserve for future sale shall be either (1) included in the inventory line item on the face of the financial statements with separate disclosure in footnotes or (2) shown as a separate line item on the face of the financial statements.”
We acknowledge the Staff’s comment and agree that future filings will be revised to disclose our accounting policy for long-term inventory, if any, including why we classify inventory as long term and why we believe this presentation is appropriate. Additionally, we will cite any relevant accounting literature on which we base our presentation.
Deferred Financing Costs, page 32
5.	We note that expenditures incurred in conjunction with equity capital issuances are deferred as other assets. With reference to any authoritative GAAP literature, please tell us why you believe this accounting policy is consistent with US GAAP. Alternatively, revise future filings to property account for expenditures incurred in conjunction with equity capital issuances in accordance with US GAAP.

These capitalized costs were related to debt financings, not equity financings, and are amortized over the life of the note. Our position is in accordance with APB 21 paragraph 16, which indicates “debt issue costs should be reported in the balance sheet as deferred charges.” APB 21 Paragraph 15 further states that “Such costs should be amortized over the life of the contractual or estimated life of the note.”

Below is an excerpt from the 10-KSB, Note 2 — Summary or Significant Accounting Policies, regarding our accounting policy for this matter:
“Expenditures incurred in conjunction with debt or equity capital issuances are deferred as other assets. Such costs will be offset against equity proceeds, amortized on a straight line basis, over the life of the debt, or expensed if the offering is not completed.”
Upon reviewing this note, we have decided to revise the language for future filings to ensure that it is clearer with respect to the accounting treatment for costs related to debt and equity financings.
Product Warranties, page 33
6.	We note your disclosure that you provide for warranty costs as they are incurred. Please explain to us how your accounting policy is consistent with SAB Topic 13.A.3(c), which requires accrual of such costs at the time revenue is recognized. As appropriate, revise the filing to correct your accounting or tell us why you do not believe a revision is necessary.

We have historically expensed warranty costs as they are incurred. In 2006, we had approximately $2,500 in warranty expenses, which is approximately 1% of 2006 revenues and 0.05% of 2006 net losses. For the 2007 year to date, we have recorded approximately $700 in warranty expenses, which is approximately 0.1% of year to date 2007 revenues and 0.03% of year to date 2007 net losses.

Because the level of warranty expense is inconsistent, we have not been able to establish an accurate warranty accrual rate based on our historical information. Furthermore, we take into consideration whether the actual warranty expenses are inconsequential. Therefore we are expensing the costs as incurred.

We believe this treatment is consistent with SAB Topic 13.A.3(c). In coming to this policy, we relied particularly on part (c) of the Interpretive Response to Question 1 of SAB Topic 13.A.3(b) as well as Interpretive Response to Question 1 of SAB Topic 13.A.3(c). We understand that these provisions are not different from general or specific warranties and should be accounted for as warranties in accordance with FASB #5, which states that the cost of potentially defective goods must be reliably estimable based on a demonstrated history of substantially similar transactions.

Accordingly, we believe our accounting treatment is appropriate, and no revision to the 10-KSB or 10-QSB is warranted. When we have the history and a more consistent and material warranty expense, we will establish an appropriate accrual for it.

7.	Further to the above, please revise future filings to provide the disclosures required by paragraph 14 of FlN 45, or tell us why you do not believe this disclosure is required.

We acknowledge the Staff’s comment and agree that future filings will be revised to provide the disclosures required by paragraph 14 of FIN 45 once we commence accruing a warranty reserve.

Goodwill, page 33
8.	Please revise this note in future filings to disclose your accounting policies relating to your goodwill impairment tests. In this regard, describe the two-step impairment test required by SFAS 142. In addition, disclose the number of reporting units you have identified, the date of your annual impairment analysis and the results of your most recent impairment analysis. Finally, disclose the additional circumstances which would require you to perform an impairment analysis.

We acknowledge the Staff’s comment and agree that future filings will be revised to disclose our accounting policies related to our goodwill impairment tests. We will also describe the two-step impairment test required by SFAS 142 and will disclose the number of reporting units we have identified, the date of our annual impairment analysis and the results of our most recent impairment analysis. We will also disclose the additional circumstances which would require us to perform an impairment analysis.
Note 11 Warrants, page 38
9.	We note that in 2006 you issued 10,821,576 warrants with a fair value of $2,524,367. Please tell us and revise future filings, including any amendment to this filing, to address the following:
•	Disclose the methodology and any significant assumptions you used in valuing the warrants.

•	Tell us why that fair value of the warrants issued in connection with the debt securities was expensed as part of selling, general and administrative expenses, citing any authoritative literature upon which you are relying. Explain how your accounting complies with paragraphs 13 — 15 of APB 14.
In response to the first part of Item 9, we acknowledge the Staff’s comment and agree that future filings will be revised to include the methodology and major assumptions we used in valuing the warrants.

In the 10-KSB, the fair value of each warrant is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company’s forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding.

The fair value of warrants granted is estimated on the date of grant based on the weighted-average assumptions in the table below. The assumption for the expected life is based on evaluations of historical and expected exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. The historical stock volatility of the Company’s common stock is used as the basis for the volatility assumption.

	Years ending December 31,
	2006	2005
Weighted average risk-free rate	4.5%	4.5%
Average expected life in years	10.00	10.00
Expected Dividends	None	None
Volatility	166%	164%
In response to the second part of Item 9, the value of the warrants issued in connection with the debt securities was expensed and recorded in the financial statements as interest expense in compliance with paragraphs 13-15 of APB 14. The value of warrants issued in connection with equity securities was recorded as a component of additional paid in capital. The value of warrants issued to consultants was expensed as either part of our research and development expenses or selling, general and administrative expenses, depending upon the nature of the services provided by the consultants.

Although the financial statements were prepared correctly, and reflect the above allocations, Note 11 — Warrants, inadvertently states that the fair value of the warrants issued in connection with debt securities was expensed in SG&A expenses. It should state that such value was expensed as interest expense, where it was actually recorded. We will make the appropriate correction to the notes to our financial statements in future filings.
Note 12 — Stock Option Plan, page 39
10.	We note your pro forma presentation of net loss for 2005 and 2006 assuming that the fair value provisions of SFAS 123R had not been applied. Please note the guidance in SAB Topic 14.G, which states that such a measure is deemed to be a non-GAAP measure. Please also note the guidance in Item l0(h)(1)(ii)(C) of Regulation S-B, which expressly prohibits the presentation of non-GAAP financial measures on the face of financial statements or in the notes thereto. Revise future filings, including any amendment to this filing, to remove the presentation of the non-GAAP financial measures in the footnotes to the financial statements.

In the 10-KSB, we prepared this disclosure with the understanding that the objective of paragraph 84 of SFAS 123R was to make two periods with different accounting methods comparable by showing the effect of SFAS 123R. We interpreted this disclosure to show the results of 2006, which utilized the fair value method as prescribed in SFAS 123R, as if we had applied the intrinsic value method, as prescribed in APB Opinion No. 25, which is the method in which the 2005 results were reported. We understand that we should have reversed this application and applied the fair value method to the 2005 results, not the intrinsic value method to the 2006 results, as we did. However, the analysis we performed still highlighted the effect of SFAS 123R.

We acknowledge the Staff’s comment and agree that future filings will be revised to remove the presentation of non-GAAP financial measures in the footnotes to our financial statements.

11.	Revise future filings, including any amendment to this filing, to include the disclosures required by paragraph 84 of SF AS 123R.

We acknowledge the Staff’s comment and agree that future filings will be revised to provide the disclosures required by paragraph 84 of SFAS 123R.

Note 13 — Commitments and Contingencies, page 41
Litigation, page 42
12.	We note from your disclosures on page 10 that you have disputed liabilities of $210,000 as of December 31, 2006. Please tell us and revise this note in future filings to disclose the nature and status of your disputed liabilities.

These disputed liabilities are all recorded in accounts payable on the balance sheet. The majority of these liabilities stem from 2002 and earlier, and none are being actively disputed. None of these vendors have actively pursued payment of these liabilities since 2004. Furthermore, we take into consideration that disclosure of these items would result in possible gain contingencies and in accordance with FASB #5 Paragraph 17 b, “care should be exercised to avoid misleading implications as to the likelihood of realization.”

So long as none of these liabilities are actively being disputed by these vendors, and so long as these liabilities are recorded in accounts payable on our balance sheet, we do not believe a revision to Note 13 is warranted in future filings. We will clarify or delete the disclosure in the MD&A section in future filings so we are consistent with Note 13.
Form 10-QSB as of June 30, 2007
Note 7 — Accounting for Share-Based Payments, page 8
13.	We note your presentation of the non-GAAP financial measure “Net Loss excluding non-cash compensation and non-cash interest” in this footnote. Consistent with the guidance in Item l0(h)(1)(ii)(C) of Regulation S-B, please remove this non-GAAP measure from the footnotes to the financial statements in all future filings,

Consistent with the guidance in Item 10(h)(1)(ii)(C) of Regulation S-B, we will remove this non-GAAP measure from the footnotes to the financial statements in all future filings. Please see our answers to questions 1 and 2 above for further information.
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours, POWER EFFICIENCY CORPORATION
/s/ John Lackland
John Lackland
Chief Financial Officer